Exhibit (d)(1)

Project Sting

Individual Term Sheet

Confidential

The aim of the present term sheet (the “Individual Term Sheet”) is to set out the main terms and principles of the employment aspects as have been agreed between the parties in principle and which will be implemented in favor of GK in the context of the contemplated acquisition by Renesas Electronics Corporation or an affiliate of Sequans Communication SA (the “Company”) through a tender offer (the “Transaction”) as described in a Memorandum of Understanding executed on the date hereof between the parties hereto (the “MoU”).

Terms and conditions presented in square brackets [] will be finalized after signing of the Individual Term Sheet and before launch of the tender offer and discussed in good faith between Parties. The implementation of the terms of this Individual Terms Sheet remains subject to completion of the tender offer as contemplated in the MoU.

1.	Employment terms

Employment terms with the Company regarding Georges Karam (“GK”) are attached hereto as Schedule 1.

2.	Parties and Binding effects

•	This Individual Term Sheet is executed on the date hereof by and between Renesas Electronics Corporation (“Parent”) and GK.

•	The content of this Individual Term Sheet shall be reflected in the long form legal documentation to be entered into between the Company and GK on the Closing Date.

3.	Confidentiality

•	The existence and terms and conditions of the Individual Term Sheet shall be kept confidential by the Parties and their respective advisors.

•	The form and content of any disclosure must receive prior written approval by all the Parties, unless pursuant to a legal obligation or court ruling or stock market regulations.

4.	Applicable law and jurisdiction

French law and competent Courts of Paris.

Confidential

Executed on 4 August 2023

/s/ Sailesh Chittipeddi	/s/ Georges Karam
Renesas Electronics Corporation	Georges Karam
By: Sailesh Chittipeddi
Title: Executive Vice President

Confidential

Schedule 1

GK future compensation package
Rights triggered by the Transaction (Change of control)

•  As an exception to the MoU, full acceleration of GK then outstanding equity awards (whether time or performance-based) on Closing Date (estimated for Dec 2023 to USD 3.3M), except for an equivalent of USD 1 M (to be extracted from the RSA granted to GK late 2022: for $909k from the Dec 22 grant and for $91k from the Oct 22 grant ) which will not be accelerated and waived by GK against no consideration in exchange of the Parent equity awards described below. The Company Share Options being Out-of-the-Money will be waived and cancelled as from completion of the tender offer.

•  The accelerated RSAs will be subject to the liquidity mechanisms described in the Article 3.5.2 (a) of the MoU – it being specified that notwithstanding (i) the provisions of the liquidity mechanism to be entered into under the MoU and (ii) the provisions of the Tender and Support Agreement, GK shall in any case keep holding at least 500,000 shares of the Company in registered form (au nominatif) until the date of termination of his mandate with the Company.

•  Severance indemnity as set out in clause 7 of the Managing Director Agreement dated 19 December 2016 (the “MD Agreement”) will be waived by GK in the context of the Transaction

Scope of work/responsibilities

General management of the business division comprised of the current Sequans perimeter that will include responsibility for P&L and employees. The overall P&L of the division will be formed of global revenue and global costs as it is today – Scope of responsibility will not be divided to be only related to the results of the French entity.

Legal entity structure in Renesas is organized in order to be tax efficient and/or comply with local legislative requirements as appropriate. Entity structures within Renesas do not dictate boundaries of responsibility for business leadership.

The CWX product line currently in another division. Due to the complementary nature of the technology/market alignment Renesas would bring that product line into the division under GK leadership. GK would assume responsibility for general management of that product line, P&L and the employees associated with it globally.

Title	Corporate Vice President

Reporting lines	Reporting directly to Sailesh Chittipeddi (who is Executive Vice President and General Manager of the solution group at Renesas), who himself reports directly to the CEO.

Confidential

GK future compensation package
Status: corporate office/Employment Agreement

[Corporate office as directeur général of the Company (upon Post-Offer Reorganization, GK will also have an equivalent corporate mandate into Demerger Sub)].

GK shall accept that his mandate be transferred out of the Company with the same conditions in the case it would prevent the purchase of shares which have become sellable or if it would prevent the post-closing reorganization from being completed (being specified that this should not have a material impact on GK’s GSC insurance, which impact being otherwise neutralised).

Gross annual remuneration	EUR 400,000 gross [as managing director (directeur général)] of the Company (the “Fixed Remuneration”).

Gross variable annual remuneration (maximum amount)	• 100% of the Fixed Remuneration based on performance criteria defined annually by the Board. • Variable remuneration calculated pro rata temporis for any incomplete year.

Parent Equity Awards

•  As an exception to the MoU, 1M USD RSA will be waived and such 1M USD amount together with a 30% premium will be exchanged against Renesas RSU linked to performance targets (targets to be discussed and agreed in good faith between Parent and GK).

These Renesas RSA will be granted upon measurement of achievement of the performance targets (one-year post—completion) and will fully vest immediately upon granting.

•  Additional award: equivalent of 1M USD in Renesas RSU linked to performance targets (same above targets as discussed in good faith between Parent and GK).

Granted upon measurement of achievement of the performance targets (one-year post-completion) and vested based on standard Parent vesting (by third over three years).

For the avoidance of doubt, the RSUs awards shall not benefit from the favorable tax regimes applicable to equity incentive schemes issued by French companies (such as BSPCE, options de souscription ou d’achat d’actions or actions gratuites) and there should be no additional gross-up to neutralize such tax impact.

Notice period	• Three (3) months’ notice in case of resignation or dismissal.

Severance Indemnity

•  Terms and conditions of severance indemnity as provided in the MD Agreement to be reflected, as the case may be, in the employment agreement or the corporate mandate.

•  It is agreed that, as such, the Post-Offer Reorganization will not trigger the severance indemnity.

Confidential

GK future compensation package
Non-compete undertaking

•  In GK capacity as seller: 3 years as from closing date (scope of activity as in the current MD agreement/geography: TBD but not limited to France given the worldwide business).

•  In GK capacity as corporate officer: 1,5 years from termination of office.

•  Compensation: 50% of fixed compensation, it being specified that if the severance indemnity clause is triggered, the compensation for the non-compete will be deducted from the severance indemnity As a result: (i) if severance indemnity is not triggered – the compensation will be paid and (ii) if indemnity is triggered – the compensation is included in the amount of the indemnity (as currently the case).

•  Scope (activity): working for, directly or indirectly, in any capacity or holding shareholding (other than minority shareholding of less than 5%) in any business engaged in the design, development, manufacture, operation, production, marketing, and sale of 4G LTE semiconductors products. Adding Wisun/CWX (or equivalent semiconductors products) if it is in the scope of GK’s responsibilities.

•  Geography: TBD but not limited to France given the worldwide business.

Possibility for the Company (through the BoD or other relevant corporate body) to waive it within 15 days after resignation/dismissal notification.

Others benefits	• D&O insurance for corporate officers. • Current GSC to be maintained. • Reimbursement of professional expenses (upon presentation of written evidence).